UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 2)

Ship Finance International Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G81075106
(CUSIP Number)

Frontline Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
Attn: Georgina E. Sousa
+1 (441) 295 6935

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

73,383

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

73,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,383

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*28,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*28,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*28,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 48.4% of the issued and outstanding shares of Frontline Ltd and may be deemed to beneficially own the Common Shares that Frontline Ltd. beneficially owns. Hemen Holding Limited may also be deemed to beneficially own the 7,000,000 Common Shares it has lent to Farahead Investments Inc. due to the share lending arrangement described in Item 6 hereto. The 28,092,070 Common Shares includes Frontline's 73,383 Common Shares and Farahead's 7,000,000 Common Shares.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*28,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*28,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*28,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*28,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*28,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*28,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "C.K. Limited Trusts"). The C.K. Limited Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Farahead Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*7,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*7,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*7,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON

CO

* Farahead Investments Inc. beneficially owns 7,000,000 Common Shares, which have been borrowed from Hemen Holding Limited. See Item 6.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenfields Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*7,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*7,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*7,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON

CO

* Greenfields Holding Inc. is the sole shareholder of Farahead Investments Inc. As such, it may be deemed to beneficially own the Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GSA Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*7,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*7,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*7,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON

CO

* GSA Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "GSA Limited Trusts," and together with the C.K. Limited Trusts, the "Trusts"). The GSA Limited Trusts are the sole shareholders of Greenfields Holdings Inc. and the indirect owners of Farahead Investments Inc. As such, GSA Limited may be deemed to beneficially own the Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*28,092,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*28,092,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*28,092,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 28,092,070 Common Shares through his indirect influence over Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc., and Greenfields Holding Inc., the shares of which are held in the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 28,092,070 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc. except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 28,092,070 Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc.

CUSIP No.	G81075106

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and restates in its entirety the Schedule 13D filed by the Reporting Persons (defined below) on June 15, 2016 (the "Original Schedule 13D"), as amended on October 11, 2016 ("Amendment No. 1").  The Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the "Schedule 13D".

Item 1. Security and Issuer

The Schedule 13D relates to the common shares, par value $0.01 per share (the "Common Shares") of Ship Finance International Limited, a company incorporated in Bermuda (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background

(a),(f)
The persons filing this statement are Frontline Ltd., a company incorporated in Bermuda ("Frontline"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Farahead Investments Inc., a company incorporated in Liberia ("Farahead"), Greenfields Holding Inc., a company incorporated in Liberia ("Greenfields"), GSA Limited, a company incorporated in Jersey ("GSA Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, Hemen, Greenwich, C.K. Limited, Farahead, Greenfields and GSA Limited, the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen, Greenwich, Farahead and Greenfields is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of the principal place of business of GSA Limited is 3rd Floor, Standard Bank House, 47-49 La Motte Street, St. Helier, Jersey JE2 4SZ.

The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Frontline is acting as an international shipping company. The principal business of Hemen, Greenwich, Farahead and Greenfields is acting as investment holding companies. Hemen is the largest shareholder in Frontline, holding approximately 48.4% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and Greenfields is the sole shareholder of Farahead. The principal business of C.K. Limited and GSA Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the sole shareholders of Greenwich and Greenfields. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, Hemen, Greenwich, C.K. Limited, Farahead, Greenfields and GSA Limited are reported as indirectly owned by the Trusts established by John Fredriksen for the benefit of his immediate family.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman, President & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom. Mr. Fredriksen is also the president, director and chairman of the board of directors Seadrill Limited and is a member of the board of directors of Golden Ocean Group Limited.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom. Ms. Blankenship also serves as a director of the Issuer, Seadrill Limited, Seadrill Partners LLC, Golden Ocean Group Limited, Archer Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the director and secretary of Seadrill Limited and Independent Tankers Corporation Limited, and the secretary of the Issuer, Golden Ocean Group Limited, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited.

Robert Hvide Macleod	Director and Principal Executive Officer	Mr. Macleod is a citizen of Norway. Mr. Macleod is also the chief executive officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Ms. Burnard's principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the business address of Hemen's directors is set forth below. Hemen does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Christophis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Le Vesconte is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

The name, citizenship, present principal occupation or employment and principal business address of Farahead's directors is set forth below. Farahead does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Georgina Sousa	Director
Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the director and secretary of Seadrill Limited and Independent Tankers Corporation Limited, and the secretary of the Issuer, Golden Ocean Group Limited, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the principal business address of Greenfields' directors is set forth below. Greenfields does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Georgina Sousa	Director
Ms. Sousa's principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also the director and secretary of Seadrill Limited and Independent Tankers Corporation Limited, and the secretary of the Issuer, Golden Ocean Group Limited, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the principal business address of GSA Limited's directors is set forth below. GSA Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Consortia Directors Ltd	Directors	Consortia's business address is at 3rd Floor, Standard Bank House, 47-49 La Motte Street, St Helier, Jersey JE2 4SZ, Channel Islands. Consortia Directors Ltd. is incorporated in Jersey.

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

(d),(e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 30, 2016, in connection with the Issuer's offering of 5.75% convertible senior notes due 2021, Hemen, SFL Capital II LTD ("SFLC") and the Issuer entered into a share lending agreement (the "SFLC Share Lending Agreement II") pursuant to which Hemen lent up to 8,000,000 Common Shares to SFLC for $0.015 per share (the "SFLC Loan II Shares"). Notwithstanding anything to the contrary in the SFLC Share Lending Agreement II, SFLC further lent the SFLC Loan II Shares to Jefferies Capital Services, LLC ("Jefferies Capital") pursuant to a separate share lending agreement (the "Jefferies Shares Lending Agreement") to facilitate short sale transactions by certain investors in the Issuer's convertible notes to hedge their convertible notes investments.

Share loans under the SFLC Share Lending Agreement II would terminate, and the SFLC Loan II Shares were required to be returned to Hemen, on the first business day following the last day of the Loan Period (as defined in the SFLC Share Lending Agreement II) or in the following circumstances: (i) at SFLC's written request, (ii) by a written agreement between Hemen and SFLC, or (iii) by Hemen or SFLC upon the occurrence of a Default (as defined in the SFLC Share Lending Agreement II). At any time the SFLC Loan II Shares were to be returned to Hemen pursuant to the terms of the SFLC Share Lending Agreement II, Hemen agreed to pay the Issuer $0.01 per SFLC Loan II Share returned.

On November 21, 2016, SFLC issued 8,000,000 new Common Shares to Hemen, Hemen paid $80,000 to the Issuer, and the SFLC Share Lending Agreement II was terminated. The 8,000,000 Common Shares loaned to Jefferies under the Jefferies Share Lending Agreement remain outstanding. See Item 5 below.

On June 28, 2017, pursuant to the Farahead Share Lending Arrangement (defined in Item 6 below), Hemen lent 1,600,000 Common Shares to Farahead for no consideration. See Item 6 below.

Item 4. Purpose of Transaction

The Reporting Persons at any time and from time to time may acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(c)
As of the date hereof, Frontline may be deemed to be the beneficial owner of 73,383 Common Shares, constituting 0.1% of the outstanding Common Shares, based upon 93,504,575* Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 73,383 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 73,383 Common Shares.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 28,092,070 Common Shares, constituting 30.0% of the Common Shares based upon 93,504,575* Common Shares outstanding. The 28,092,070 Common Shares includes Frontline's 73,383 Common Shares and Farahead's 7,000,000 Common Shares (as described in Items 2(c) and 6 herein). Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 28,092,070 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 28,092,070 Common Shares.

As of the date hereof, Greenwich, through Hemen (as described in Item 2(c) above), may be deemed to be the beneficial owner of 28,092,070 Common Shares, constituting 30.0% of the Common Shares based upon 93,504,575* Common Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 28,092,070 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 28,092,070 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c) above), may be deemed to be the beneficial owner of 28,092,070 Common Shares, constituting 30.0% of the Common Shares based upon 93,504,575* Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 28,092,070 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 28,092,070 Common Shares.

As of the date hereof, Farahead may be deemed to be the beneficial owner of 7,000,000 Common Shares, constituting 7.5% of the Common Shares based upon 93,504,575* Common Shares outstanding. Farahead has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,000,000 Common Shares. Farahead has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 7,000,000 Common Shares.

As of the date hereof, Greenfields, through Farahead (as described in Item 2(c) above), may be deemed to be the beneficial owner of 7,000,000 Common Shares, constituting 7.5% of the Common Shares based upon 93,504,575* Common Shares outstanding. Greenfields has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,000,000 Common Shares. Greenfields has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 7,000,000 Common Shares.

As of the date hereof, GSA Limited, through Greenfields (as described in Item 2(c) above), may be deemed to be the beneficial owner of 7,000,000 Common Shares, constituting 7.5% of the Common Shares based upon 93,504,575* Common Shares outstanding. GSA Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,000,000 Common Shares. GSA Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 7,000,000 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 28,092,070 Common Shares through his indirect influence over Hemen, Greenwich, Farahead and Greenfields, the shares of which are held in the Trusts, constituting 30.0% of the Common Shares based upon 93,504,575* Common Shares outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 28,092,070 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 28,092,070 Common Shares.

* According to the Issuer's unaudited condensed interim financial statements for the three months ended March 31, 2017, there were 101,504,575 Common Shares outstanding. According to the Issuer's Annual Report on Form 20-F for the year ended December 31, 2016, pursuant to the Jefferies Share Lending Agreement, the Issuer has loaned up to 8,000,000 Common Shares to Jefferies Capital in order to assist investors of the Issuer's 5.75% convertible senior notes due 2021 to hedge their positions. Accordingly, for the purposes of calculating the percentage of beneficial ownership, the Reporting Persons have excluded from the total issued and outstanding Common Shares of the Issuer the 8,000,000 Common Shares loaned to Jefferies Capital under the Jefferies Share Lending Agreement since such shares will be returned to the Issuer pursuant to the terms of the Jefferies Share Lending Agreement.

Certain directors and officers of Frontline also beneficially own less than 0.1% of the Common Shares. Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2.

On June 28, 2017, Hemen lent 1,600,000 Common Shares to Farahead pursuant to the Farahead Share Lending Arrangement. See Item 3 and 6 herein.  Except as otherwise described in this Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(d)
Except as described in this Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In 2006, Hemen and Farahead entered into a share lending arrangement (the "Farahead Share Lending Arrangement") pursuant to which Hemen, from time to time, may loan Common Shares to Farahead (the "Farahead Loan Shares") for no consideration. Under the Farahead Share Lending Arrangement, Farahead is entitled to vote the Farahead Loan Shares and receive any dividends therefrom provided however that Hemen may request, and Farahead must return, the Farahead Loan Shares to Hemen within five days of such request. The Reporting Persons do not intend to disclose subsequent transfers between Hemen and Farahead pursuant to the Farahead Share Lending Arrangement, except as may be required by law.

On January 25, 2013, in connection with the Issuer's offering of 3.25% convertible senior notes due 2018, Hemen, SFLC and the Issuer entered into a share lending agreement (the "SFLC Share Lending Agreement I"), incorporated by reference hereto as Exhibit B, pursuant to which Hemen lent up to 6,060,606 Common Shares to SFLC for approximately $1 million (the "SFLC Loan I Shares"). Notwithstanding anything to the contrary in the SFLC Share Lending Agreement I, SFLC further lent the SFLC Loan I Shares to Deutsche Bank AG, London Branch pursuant to a separate share lending agreement to facilitate short sale transactions by certain investors in the Issuer's convertible notes to hedge their convertible notes investments.

Share loans under the SFLC Share Lending Agreement I will terminate, and the SFLC Loan I Shares must be returned to Hemen, on the first business day following the last day of the Loan Period (as defined in the SFLC Share Lending Agreement I) or in the following circumstances: (i) at SFLC's written request, (ii) by a written agreement between Hemen and SFLC or (iii) by Hemen or SFLC upon the occurrence of a Default (as defined in the SFLC Share Lending Agreement I).

Except as described herein, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement

Exhibit B:	SFLC Share Lending Agreement I (incorporated by reference to Exhibit B of the Reporting Persons' Schedule 13D/A filed with the U.S. Securities and Exchange Commission on October 11, 2016)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2017
(Date)

Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Farahead Investments Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenfields Holding Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

GSA Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen*
(Signature)

John Fredriksen* (Name)

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated July 14, 2017, relating to the Common Shares, par value $0.01 per share of Ship Finance International Limited shall be filed on behalf of the undersigned.

July 14, 2017
(Date)

Frontline Ltd.
By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Farahead Investments Inc.
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenfields Holding Inc.
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
GSA Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen
(Signature)
John Fredriksen (Name)